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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

December 20, 2016

Ms. Jaea Hahn

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A

ONcore Premier II Individual Variable Annuity

Post-Effective Amendment No. 21

File Nos. 811-01978 & 333-164070

Dear Ms. Hahn:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on December 12, 2016. Registrant filed the Post-Effective Amendment with the Commission on October 27, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 17 other post-effective amendments with the Commission on October 27, 2016 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “ONLIC filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

1. General Comment – Please respond to the comments via EDGAR Correspondence. Please confirm that all missing or bracketed information, including financial information and exhibits, will be included in a following post-effective amendment.

Response: Registrant confirms that any missing or bracketed information, including financial information and exhibits, will be included in the 485(b) post-effective amendment.

Ms. Hahn

December 20, 2016

2. Company Acknowledgement – In lieu of the “Tandy” representation, the Staff reminds the Registrant and Depositor and their management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: We acknowledge that the Securities and Exchange Commission has reminded us that Registrant and Depositor and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

3. Specific Comments on Filings – The comments are given as to ONcore Premier II. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing and changes will be made to each applicable filing:

Product filing	40 Act File No.	33 Act File No.

ONcore Premier (sold before October 1, 2012), Post-Effective Amendment No. 53	811-01978	333-43515
ONcore Value (sold before October 1, 2012), Post-Effective Amendment No. 56	811-01978	333-43513
ONcore Xtra (sold before October 1, 2012), Post-Effective Amendment No. 47	811-01978	333-86603
ONcore Lite, Post-Effective Amendment No. 44	811-01978	333-52006
ONcore Flex, Post-Effective Amendment No. 50	811-01978	333-43511
ONcore Ultra, Post-Effective Amendment No. 26	811-01978	333-134288
ONcore Wrap, Post-Effective Amendment No. 33	811-01978	333-134982
ONcore Lite II, Post-Effective Amendment No. 25	811-01978	333-156430
ONcore Ultra II, Post-Effective Amendment No. 28	811-01978	333-156432
ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 10	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 10	811-01978	333-182248
ONcore Xtra (sold on or after October 1, 2012), Post-Effective Amendment No. 9	811-01978	333-182249
ONcore Wrap, Post-Effective Amendment No. 31	811-01978	333-134982
ONcore Ultra II, Post-Effective Amendment No. 26	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 21	811-01978	333-164075
ONcore Xtra II, Post-Effective Amendment No. 20	811-01978	333-164073
ONcore Flex II, Post-Effective Amendment No. 18	811-01978	333-164069
ONcore Wealth Foundation, Post-Effective Amendment No. 18	811-01978	333-171785
ONcore Select, Post-Effective Amendment No. 1	811-01978	333-212677

Ms. Hahn

December 20, 2016

4. Optional Asset Allocation Models Heading – Please consider highlighting in bold the heading “Important Information Concerning the….” on page 1.

Response: Registrant will ensure that the heading is in bold in the typeset, printed copy and to increase its prominence, has increased the font size of the heading.

5. Optional Asset Allocation Models Description – Please consider adding a brief description of the current dynamic Asset Allocation Models after the first paragraph including the following:

a. Describe how the current Asset Allocation Models invest in a set percentage of underlying funds.

b. Explain what’s meant by periodic update (ie whether they involve changes to just the percentage of underlying funds or changes to the makeup of the underlying funds).

c. Clarify what quarterly rebalancing of account values entails and how it differs from rebalancing of portfolio investments.

d. Clarify where investors can find the most recent model allocation before they become static.

Response: Registrant has added the following disclosure as the second paragraph of this section:

The Asset Allocation Models are designed to provide diversification among various investment classes and fund managers. Each Model offers a blend of equity and fixed investments, designed to fit different investment needs, by investing in a combination of the contract’s available Funds. ONII sets the makeup of each Model, allocating percentages to the underlying Funds. At the end of each quarter, variable account values allocated within each Model are rebalanced to maintain the mix of underlying Funds in the proportions established for each Model. Periodically, typically annually, ONII assesses the makeup of each of the Asset Allocation Models to determine if they continue to maintain the optimal level of investment return balanced against the designated risk tolerance for the model. If ONII determines changes to the Models are appropriate, it may change the underlying Funds in the Models or may change the percentage of the Models allocated to the underlying Funds. Please see Appendix C — Asset Allocation Models of your prospectus or contact us at 888.925.6446 or your registered representative for more detailed information on the Models, including the current makeup of the Models.

6. Optional Asset Allocation Models Subheadings – Please consider adding a subheading before the paragraph discussing the Managed Volatility Model and one before the discussion of the other Asset Allocation Models.

Response: Registrant has added the requested subheadings.

7. Optional Asset Allocation Models – Managed Volatility Model Paragraph – Please consider revising sentence “The Model will remain invested” to clarify the potential consequences to investors, such as the model will remain invested in same portfolios and same percentages over time which may fail to optimize returns.

Ms. Hahn

December 20, 2016

Response: Registrant has added the following as the second sentence of the paragraph:

That means the Model will remain invested in the same underlying Funds and in the same percentages among the Funds over time, which may fail to optimize returns since underperforming Funds will not be replaced within the Model and the underlying percentages will not be updated.

8. Effect of New Investment Restrictions – In each applicable section of the supplement, please clarify, if true, that if a contractowner adds new premium payments or requests a transfer that he/she must be in compliance with the new investment restrictions.

Response: The requested disclosure has been added to those sections where it is applicable.

9. Optional Asset Allocation Models – Model Portfolios – Please revise third paragraph to include the following:

a. Explain what a fund-of-funds Model portfolio is and how it differs from the current AAM

b. State who will determine the initial composition of the five fund model portfolios

c. Will any changes be made to fund-of-fund Model portfolios over time or will they remain static

d. When will contractowners be given information regarding what the Model portfolio composition will be and will the differences between the current AAM and the FoF be explained before March 2017.

Response: The relevant paragraph has been revised to read as follows:

In March 2017, ONII will be updating the remaining Asset Allocation Models so that each Model will consist of a single fund-of-funds model portfolio that has a substantially similar investment objective. Each Model Portfolio, itself a Fund, will invest in multiple other funds of various asset classes to maintain the optimal level of investment return balanced against the risk tolerance for the Model. ONII will determine the initial composition of each Model Portfolio. Thereafter, an Asset Allocation Committee of ONII will manage the Model Portfolios, evaluating assets on a frequent basis and making changes to the investments of the Model Portfolios as deemed necessary. The Model Portfolios differ from the existing Models in that each Model Portfolio is a single Fund that actively invests in other funds, as opposed to an allocation of set percentages of Funds available in your contract. Additionally, the Model Portfolios will be evaluated on a more frequent basis. If you have values allocated to an existing Model, you will receive a prospectus for the corresponding Model Portfolio which will contain detailed information about the Model Portfolio once the conversion occurs. The following shows the updates to be made to the Models, including the anticipated timing:

10. Investment Restrictions for Certain Optional Riders – On page 3, please revise the last sentence in the language about the GLWB (2012) to clarify that contractowners must comply with (1) or (2).

Response: The requested change has been made.

Ms. Hahn

December 20, 2016

11. GLWB Preferred I.S. – Please consider revising the last two sentences to clarify that termination means that the contractowner’s rider will be canceled by the company.

Response: The last two sentences have been revised as follows:

If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders,” we will cancel your GLWB Preferred I.S. rider. If the rider is so canceled, a prorated annual rider charge will be assessed.

Additionally, similar changes have been made to all similar sentences in other sections.

12. Optional Guaranteed Principal Access (“GPA”) – Please clarify the effect of the changes on contractowners who are in a static model and whether they can continue to make purchase payments.

Response: The following has been added as the fourth sentence in the section:

If (i) your variable account values were allocated to a static Model prior to March 17, 2017, (ii) your account values were allocated to the Managed Volatility Model, or (iii) you opted out of the conversion of one of the other Models, you may make purchase payments into your static Model even after March 17, 2017.

Additionally, the same language has been added to the “Optional Guaranteed Principal Protection (‘GPP’)” section.

A marked copy of the supplement for ONcore Premier II has been included in this response as Exhibit A.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Second Vice President and Counsel

Ms. Hahn

December 20, 2016

Exhibit A

The Ohio National Life Insurance Company

Ohio National Variable Account A

ONcore Premier II • ONcore Lite III • ONcore Flex II

Supplement dated December 30, 2016

to the Prospectuses dated May 1, 2016

The following supplements and amends the prospectuses dated May 1, 2016, as previously supplemented:

The following supplements “Optional Asset Allocation Models” in the prospectus.

Optional Asset Allocation Models

Important Information Concerning the Asset Allocation Models after March 2017

Ohio National Investments, Inc. (“ONII”), an affiliate of ours, has served as your investment adviser for the limited purpose of developing and updating the Asset Allocation Models. If you chose an Asset Allocation Model, ONII entered into an investment advisory agreement with you for this limited purpose. ONII’s role as investment adviser for development of and periodic updates to the Asset Allocation Models will terminate on March 31, 2017.

The Asset Allocation Models are designed to provide diversification among various investment classes and fund managers. Each Model offers a blend of equity and fixed investments, designed to fit different investment needs, by investing in a combination of the contract’s available Funds. ONII sets the makeup of each Model, allocating percentages to the underlying Funds. At the end of each quarter, variable account values allocated within each Model are rebalanced to maintain the mix of underlying Funds in the proportions established for each Model. Periodically, typically annually, ONII assesses the makeup of each of the Asset Allocation Models to determine if they continue to maintain the optimal level of investment return balanced against the designated risk tolerance for the model. If ONII determines changes to the Models are appropriate, it may change the underlying Funds in the Models or may change the percentage of the Models allocated to the underlying Funds. Please see Appendix C — Asset Allocation Models of your prospectus or contact us at 888.925.6446 or your registered representative for more detailed information on the Models, including the current makeup of the Models.

Managed Volatility Model

On and after March 3, 2017, the Managed Volatility Model will become “static” (meaning it will no longer undergo periodic updates). That means the Model will remain invested in the same underlying Funds and in the same percentages among the Funds over time, which may fail to optimize returns since underperforming Funds will not be replaced within the Model and the underlying percentages will not be updated. The investment advisory agreement you have previously entered into with ONII will terminate, and ONII will no longer make updates to the Managed Volatility Model. You will receive notice of the termination

Ms. Hahn

December 20, 2016

of the investment advisory agreement and additional notice that the Managed Volatility Model is becoming static. The Model will remain invested in accordance with the most recent model allocation. Your variable account values allocated to the Managed Volatility Model will continue to rebalance quarterly. You will not be required to take any action if you wish to continue participating in the static model. However, if you have a rider that requires you to comply with investment restrictions and you make an additional purchase payment or wish to transfer out of the static model, you must comply with the investment restrictions for your rider in effect at the time of the payment or transfer. Please see “Investment Restrictions for Certain Optional Riders” below.

Other Asset Allocation Models

In March 2017, ONII will be updating the remaining Asset Allocation Models so that each Model will consist of a single fund-of-funds model portfolio that has a substantially similar investment objective. Each Model Portfolio, itself a Fund, will invest in multiple other funds of various asset classes to maintain the optimal level of investment return balanced against the risk tolerance for the Model. ONII will determine the initial composition of each Model Portfolio. Thereafter, an Asset Allocation Committee of ONII will manage the Model Portfolios, evaluating assets on a frequent basis and making changes to the investments of the Model Portfolios as deemed necessary. The Model Portfolios differ from the existing Models in that each Model Portfolio is a single Fund that actively invests in other funds, as opposed to an allocation of set percentages of Funds available in your contract. Additionally, the Model Portfolios will be evaluated on a more frequent basis. If you have values allocated to an existing Model, you will receive a prospectus for the corresponding Model Portfolio which will contain detailed information about the Model Portfolio once the conversion occurs. The following shows the updates to be made to the Models, including the anticipated timing:

Existing Model	Makeup of New Model	Conversion Date

Model 1 – Conservative	ON Conservative Model Portfolio	March 3, 2017

Model 2 – Moderately Conservative	ON Moderately Conservative Model Portfolio	March 3, 2017

Model 3 – Balanced	ON Balanced Model Portfolio	March 10, 2017

Model 4 – Moderate Growth	ON Moderate Growth Model Portfolio	March 17, 2017

Model 5 – Growth	ON Growth Model Portfolio	March 3, 2017

You will not be required to take any action if you wish to participate in the update to the Models.

After the updates are complete, the investment advisory agreement you have previously entered into with ONII will terminate, and ONII will no longer make updates to the Asset Allocation Models. You will receive notice of the termination of the investment advisory agreement

Ms. Hahn

December 20, 2016

and additional notice concerning the updates to the Models. If you choose to opt out of the update to your Model, your Model will become static. The Model will remain invested in accordance with the most recent model allocation. Your variable account values allocated to the Model will continue to rebalance quarterly.

If you have the GPP rider, you may remain invested in a static model and keep your rider. If you wish to transfer out of the static model, you must transfer into one of the Models available for the rider at the time of the payment or transfer. If you have any GLWB or GPP (2012), you may remain invested in a static model and keep your rider, unless you make an additional purchase payment. If you wish to make an additional purchase payment or you wish to transfer out of the static model, you must comply with the investment restrictions for your rider in effect at the time of the payment or transfer.

The following supplements “Investment Restrictions for Certain Optional Riders” in the prospectus.

Investment Restrictions for Certain Optional Riders

Beginning March 3, 2017, for any GLWB or GPP (2012) riders applied for on or after October 1, 2012, your purchase payments and Contract Value must be allocated in accordance with the restrictions specified below. The revised investment restrictions will apply to new purchases of one of these riders, future purchase payments and transfer requests. If you purchased one of these riders prior to March 3, 2017 and you do not make any additional purchase payments or transfer requests after the change in investment restrictions, the revised investment restrictions will not apply to you. The Fixed Accumulation Account is not an available investment option with any GLWB or GPP (2012). Your purchase payments and Contract Value must be allocated in compliance with the restrictions specified below:

(1)

at least 50% must be allocated to investment options included in Category 1; provided, however, that you may not allocate more than 50% of your total purchase payments or Contract Value to any one investment option within Category 1; and

(2)

no more than 50% may be allocated to investment options included in Category 2; provided, however, that you may not allocate more than 25% of your total purchase payments or Contract Value to any one investment option within Category 2.

The investment options available in each Category for any GLWB or GPP (2012) riders applied for on or after October 1, 2012 are:

INVESTMENT OPTIONS

CATEGORY 1

Ohio National Fund, Inc.

Risk Managed Balanced Portfolio

AB Variable Product Series Fund, Inc.

AB VPS Global Risk Allocation-Moderate Portfolio

Federated Insurance Series

Federated Managed Tail Risk Fund II

Franklin Templeton Variable Insurance Products Trust

Franklin VolSmart Allocation VIP Fund

Legg Mason Partners Variable Equity Trust

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Diversified Allocation Portfolio

Ms. Hahn

December 20, 2016

CATEGORY 2

Ohio National Fund, Inc.

Balanced Portfolio

AIM Variable Insurance Funds
(Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

Federated Insurance Series

Federated Managed Volatility Fund II

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Target Volatility Portfolio

Goldman Sachs Variable Insurance Trust

Goldman Sachs Global Trends Allocation Fund

Janus Aspen Series

INTECH U.S. Low Volatility Portfolio

Lazard Retirement Series

Lazard Retirement Global Dynamic Multi Asset Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Growth ETF Portfolio

Beginning March 3, 2017, if you applied for the GLWB Plus, Joint GLWB Plus or GPP (2012) before October 1, 2012, your purchase payments and Contract Value must be allocated in accordance with the restrictions specified below. The revised investment restrictions will apply to future purchase payments and transfer requests. If you do not make any additional purchase payments or transfer requests after the change in investment restrictions, the revised investment restrictions will not apply to you. The Fixed Accumulation Account is not an available investment option with the GLWB Plus, Joint GLWB Plus or GPP (2012) applied for before October 1, 2012. Your purchase payments and Contract Value must be allocated in compliance with the restrictions specified below:

(1)	at least 50% must be allocated to investment options included in Category 1; and

(2)	no more than 50% may be allocated to investment options included in Category 2.

The investment options available in each Category if you applied for the GLWB Plus, Joint GLWB Plus or GPP (2012) before October 1, 2012 are:

INVESTMENT OPTIONS

CATEGORY 1	Legg Mason Partners Variable Equity Trust QS Legg Mason Dynamic Multi-Strategy VIT Portfolio PIMCO Variable Insurance Trust PIMCO Global Diversified Allocation Portfolio	Northern Lights Variable Trust TOPS® Managed Risk Balanced ETF Portfolio TOPS® Managed Risk Moderate Growth ETF Portfolio TOPS® Managed Risk Growth ETF Portfolio

CATEGORY 2	Ohio National Fund, Inc. Balanced Portfolio Risk Managed Balanced Portfolio AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Invesco V.I. Balanced-Risk Allocation Fund

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Target Volatility Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin VolSmart Allocation VIP Fund

Goldman Sachs Variable Insurance Trust

Goldman Sachs Global Trends Allocation Fund

Ms. Hahn

December 20, 2016

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

AB VPS Global Risk Allocation-Moderate Portfolio

Federated Insurance Series

Federated Managed Volatility Fund II

Federated Managed Tail Risk Fund II

Janus Aspen Series INTECH U.S. Low Volatility Portfolio Lazard Retirement Series Lazard Retirement Global Dynamic Multi Asset Portfolio

Beginning March 3, 2017, if you selected the GLWB (2012), Joint GLWB (2012), GLWB (2011), Joint GLWB (2011), GLWB or Joint GLWB, your purchase payments and Contract Value must be allocated in accordance with the restrictions specified below. The revised investment restrictions will apply to future purchase payments and transfer requests. If you do not make any additional purchase payments or transfer requests after the change in investment restrictions, the new investment restrictions will not apply to you. The Fixed Accumulation Account is not an available investment option with the GLWB (2012), Joint GLWB (2012), GLWB (2011), Joint GLWB (2011), GLWB or Joint GLWB. Your purchase payments and Contract Value must be allocated in compliance with ~~the restrictions~~ (1) or (2) specified below:

(1)	100% must be allocated to one of the following portfolios: ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio or ON Moderate Growth Model Portfolio.

or

(2) (a)	at least 30% must, but no more than 60% may, be allocated to investment options included in Category 1;

(b)  no more than 70% may be allocated to investment options included in Category 2;

(c)  no more than 25% may be allocated to investment options included in Category 3; and

(d)  no more than 15% may be allocated to investment options included in Category 4.

Ms. Hahn

December 20, 2016

The investment options available for the GLWB (2012), Joint GLWB (2012), GLWB (2011), Joint GLWB (2011), GLWB or Joint GLWB in each Category are:

INVESTMENT OPTIONS

CATEGORY 1

Ohio National Fund, Inc.

Bond Portfolio

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Government Money Market Portfolio

Janus Aspen Series

Flexible Bond Portfolio

Legg Mason Partners Variable Income Trust

Western Asset Core Plus VIT Portfolio

PIMCO Variable Insurance Trust

PIMCO Real Return Portfolio

PIMCO Total Return Portfolio

PIMCO Short-Term Portfolio

PIMCO Low Duration Portfolio

The Universal Institutional Funds, Inc.

Morgan Stanley UIF Core Plus Fixed Income Portfolio

Ms. Hahn

December 20, 2016

CATEGORY 2

Ohio National Fund, Inc.

Equity Portfolio

Omni Portfolio

S&P 500® Index Portfolio

Strategic Value Portfolio

Nasdaq-100® Index Portfolio

Bristol Portfolio

Bristol Growth Portfolio

Balanced Portfolio

~~Target VIP~~S&P MidCap 400® Index Portfolio

Risk Managed Balanced Portfolio

AIM Variable Insurance Funds
(Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

AB VPS Global Risk Allocation-Moderate Portfolio

AB VPS Growth & Income Portfolio

Dreyfus Variable Investment Fund

Appreciation Portfolio

Federated Insurance Series

Federated Managed Volatility Fund II

Federated Managed Tail Risk Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Contrafund® Portfolio

Fidelity® VIP Growth Portfolio

Fidelity® VIP Equity-Income Portfolio

Fidelity® VIP Target Volatility Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin Income VIP Fund

Franklin Flex Cap Growth VIP Fund

Franklin Founding Funds Allocation VIP Fund

Templeton Foreign VIP Fund

Franklin VolSmart Allocation VIP Fund

Goldman Sachs Variable Insurance Trust

Goldman Sachs Large Cap Value Fund

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Strategic Growth Fund

Goldman Sachs Global Trends Allocation Fund

Ivy Variable Insurance Portfolios

Ivy VIP Asset Strategy

Janus Aspen Series

Janus Portfolio

Balanced Portfolio

INTECH U.S. Low Volatility Portfolio

Lazard Retirement Series

Lazard Retirement U.S. Strategic Equity Portfolio

Lazard Retirement Global Dynamic Multi Asset Portfolio

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Dividend Strategy Portfolio

ClearBridge Variable Large Cap Value Portfolio

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

MFS® Variable Insurance Trust

MFS® Total Return Series

MFS® Variable Insurance Trust II

MFS® Massachusetts Investors Growth Stock Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

TOPS® Managed Risk Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Bond Portfolio (Unhedged)

PIMCO Global Diversified Allocation Portfolio

The Prudential Series Fund, Inc.

Jennison Portfolio

Jennison 20/20 Focus Portfolio

The Universal Institutional Funds, Inc.

Morgan Stanley UIF Growth Portfolio

Ms. Hahn

December 20, 2016

CATEGORY 3

Ohio National Fund, Inc.

International Portfolio

Aggressive Growth Portfolio

High Income Bond Portfolio

Capital Appreciation Portfolio

Mid Cap Opportunity Portfolio

AIM Variable Insurance Funds
(Invesco Variable Insurance Funds)

Invesco V.I. International Growth Fund

Federated Insurance Series

Federated Kaufmann Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Mid Cap Portfolio

JPMorgan Insurance Trust

JPMorgan Insurance Trust Mid Cap Value Portfolio

Janus Aspen Series

Overseas Portfolio

Global Research Portfolio

Lazard Retirement Series

Lazard Retirement International Equity Portfolio

MFS® Variable Insurance Trust

MFS® Mid Cap Growth Series

Neuberger Berman Advisers Management Trust

AMT Mid Cap Intrinsic Value Portfolio

CATEGORY 4

Ohio National Fund, Inc.

International Small-Mid Company Portfolio

ClearBridge Small Cap Portfolio

Small Cap Growth Portfolio

Bryton Growth Portfolio

AB Variable Products Series Fund, Inc.

AB VPS Small Cap Growth Portfolio

Fidelity® Variable Insurance Products

Fidelity® VIP Real Estate Portfolio

Ivy Variable Insurance Portfolios

Ivy VIP Global Natural Resources

Ivy VIP Science and Technology

JPMorgan Insurance Trust

JPMorgan Insurance Trust Small Cap Core Portfolio

Lazard Retirement Series

Lazard Retirement U.S. Small-Mid Cap Equity Portfolio

Lazard Retirement Emerging Markets Equity Portfolio

MFS® Variable Insurance Trust

MFS® New Discovery Series

PIMCO Variable Insurance Trust

PIMCO CommodityRealReturn® Strategy Portfolio

Royce Capital Fund

Royce Micro-Cap Portfolio

Royce Small-Cap Portfolio

The Universal Institutional Funds, Inc.

Morgan Stanley UIF U.S. Real Estate Portfolio

The following supplements “Optional Guaranteed Lifetime Withdrawal Benefit (‘GLWB’) Riders” in the prospectus.

GLWB Preferred I.S.

Investment Restrictions.

Effective March 3, 2017, in order to have the GLWB Preferred I.S. rider, you must allocate your purchase payments and Contract Value in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” If you purchased the GLWB Preferred I.S. rider prior to March 3, 2017, these revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment restrictions. ~~The GLWB Preferred I.S. rider will be terminated if~~ If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GLWB Preferred I.S. rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.

Ms. Hahn

December 20, 2016

GLWB (2012) and GLWB Plus

Investment Restrictions.

Effective March 3, 2017, in order to have the GLWB (2012) rider, you must allocate any variable account portion of your purchase payments and Contract Value to (a) one of ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio or ON Moderate Growth Model Portfolio or (b) in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” These revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment restrictions. ~~The GLWB (2012) rider will be terminated if~~If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GLWB (2012) rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.

Effective March 3, 2017, in order to have the GLWB Plus rider, you must allocate your purchase payments and Contract Value in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” If you purchased the GLWB Plus rider prior to March 3, 2017, these revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment restrictions. ~~The GLWB Plus will be terminated if~~If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GLWB Plus rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.

GLWB (2011)

Investment Restrictions.

Effective March 3, 2017, in order to have the GLWB (2011) rider, you must allocate your purchase payments and Contract Value to (a) one of ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio or ON Moderate Growth Model Portfolio or (b) in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” These revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment restrictions. ~~The GLWB (2011) rider will be terminated if~~If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GLWB (2011) rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.

Ms. Hahn

December 20, 2016

Other GLWB Versions

Investment Restrictions.

Effective March 3, 2017, in order to have the GLWB rider, you must allocate any variable account portion of your purchase payments and Contract Value to (a) one of ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio or ON Moderate Growth Model Portfolio or (b) in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” These revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment restrictions. ~~The GLWB rider will be terminated if~~If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GLWB rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.

The following supplements “Optional Guaranteed Principal Protection (‘GPP’)” in the prospectus.

In order to have the GPP rider, you must allocate your variable account values to a Model. In addition to pre-existing Models, effective March 3, 2017, the Models eligible for this rider include: ON Conservative Model Portfolio, ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio, ON Moderate Growth Model Portfolio and ON Growth Model Portfolio. Any transfer requests after March 3, 2017, must be to one of these Model portfolios. You may make purchase payments into your existing Model prior to March 17, 2017. Effective March 17, 2017, unless you are in a static Model, if you make additional purchase payments, you must allocate your variable account values to one of the Model portfolios listed above. If (i) your variable account values were allocated to a static Model prior to March 17, 2017, (ii) your account values were allocated to the Managed Volatility Model, or (iii) you opted out of the conversion of one of the other Models, you may make purchase payments into your static Model even after March 17, 2017. You may only be in one Model at a time with the GPP rider. ~~The GPP rider will be terminated if~~If you cease to be invested in a Model, we will cancel your GPP rider.

Effective March 3, 2017, in order to have the GPP (2012) rider, you must allocate your purchase payments and Contract Value in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” If you purchased the GPP (2012) rider prior to March 3, 2017, these revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment restrictions. ~~The GPP (2012) rider will be terminated if~~If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GPP (2012) rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.